Hi [Insert name],

I hope you are well. [Personal Message]

I'm reaching out personally to share an exciting update about Alaffia, the category leading natural bodycare brand with a social mission and with more than 20 years on shelves at Whole Foods Market.

We're preparing for the **major relaunch of Alaffia Good Soap (#1 program at Whole Foods Market)**, supported by renewed investment in inventory, marketing, and our community programs in Togo and Ghana.

To fund this next phase, we're launching Alaffia's **first-ever community raise on WeFunder**, with a goal of **$1.25M**. Given your connection to impact and investment, I wanted to share this opportunity directly.

Here is the full campaign page:
Invest in Alaffia | Wefunder

This round allows our extended community to become **investors and co-owners**, alongside our designated Lead Investor, **David Bronner, CEO of Dr. Bronner**.

Key Details

- Minimum investment: $100

- All investors join a single SPV that holds shares in Alaffia

- The SPV has voting power through David Bronner, CEO Dr Bronner

- Fully SEC-compliant Reg CF offering (Form C)

I would truly appreciate your support in two ways:

1. **Consider investing**, and

2. **Share this opportunity with anyone who might want to join us.**

Thank you for your consideration in being part of this next chapter. I would be happy to talk about it more on a call if you would like.

Warmly,